Exhibit 4.61

7 Curzon Street, London W1J 5HG
Tel: +44(0)20 7499 9009 Fax: +44(0)20 7499 9004

September 1, 2005

Alan Cooke
60 Sandford Road
Ranelagh
Dublin 6
Ireland

Dear Alan

Amendment to your terms of employment

I refer to your contract of employment dated 12th May 2004 (the “Contract”) and to our recent conversations in this regard.

As discussed I set out the amendments agreed to your Contract.

1.	Your place of work is Dublin, Ireland and not 7 Curzon Street, London;

2.
Deletion of the words in clause 14 “Either you or Amarin may terminate your employment by the giving of at least 6 months’ prior written notice” and insertion of the words “Amarin may terminate your employment by the giving of at least 12 months prior written notice to you and you may terminate your employment by the giving of 6 months prior written notice to Amarin”.

Kindly acknowledge your agreement to this amendment by signing below. Please could you then return this signed and dated letter to Jon for our records.

Your sincerely

/s/RAB Stewart
Rick Stewart
Chief Executive Officer

Agreed and accepted

/s/Alan Cooke
Alan Cooke

7 Curzon Street, London W1J 5HG
Tel: +44 (0)20 7499 9009 Fax: +44 (0)20 7499 9004

12th May 2004

Mr. Alan Cooke
60 Sandford Road
Ranelagh
Dublin 6
IRELAND

Dear Alan,

I refer to our recent conversations regarding your proposed appointment to the position of Chief Financial Officer of Amarin Corporation plc. Further to these I am delighted to offer you this position on the following terms:

1.
Your title will be Chief Financial Officer (“CFO”) and you will report to the Chief Financial Officer of Amarin Corporation plc (the “CEO”), the Chairman and the Board of Directors (“the Board”) of Amarin Corporation plc (“Amarin”). Specifically, you will be required to perform the role of a CFO and to perform such other duties as may be assigned to you by the CEO and/or the Board from time to time. You will also be a member of our Group Executive Committee and will be asked to contribute fully to our regular meetings and video conferences and to attend any off-site meetings.

2.
Your place of work will be 7 Curzon Street, Mayfair, London W1, although you may be required to work at other locations from time to time. Normal office hours are from 9.00 am to 5.00 pm Monday to Friday. However, your duties are critical to the smooth running of the operation and as such you may be required to work outside these hours.

3.
Amarin shall pay you the sum of 226,000 Euros gross per annum payable on or around the last Friday in each calendar month. Amarin will review the level of this payment at the end of each calendar year, commencing in your case on 1st January 2005.

You will also receive a car allowance of 1,000 Euros per calendar month.

4.
You will be entitled to the grant of options over 375,000 ordinary shares in Amarin Corporation plc of £1 each (equivalent to 375,000 American Depositary Receipts) which will vest one third on the first anniversary of the option grant date and the reminder in equal amounts over the following two anniversary dates. These options will be priced and shall be approved and granted at the first remuneration committee meeting following the date of commencement of your appointment.

5.	You will be appointed to the board of Amarin Corporation plc.

6.
You will be entitled to be considered for a discretionary bonus for each calendar year served with Amarin although any such bonus shall be payable in the absolute discretion of Amarin’s management having regard to the performance of the Amarin group as a whole and in the light of your own personal performance in accordance with agreed MBOs during such year. Additionally, you will be entitled to be considered for an annual discretionary grant of stock options.

7.	Subject to eligibility, you will be entitled to participate in Amarin’s (i) permanent health insurance scheme, and (ii) private medical insurance scheme, subject to the rules of each scheme.

8.
Subject to eligibility, you are eligible to join Amarin’s Group Stakeholder Personal Pension Scheme. If you join the scheme, contributions are made by Amarin at 6% and by you at least 3% of your basic monthly salary as set out in the scheme. Participation is subject to the terms and conditions of the scheme.

9.
Amarin shall reimburse you for all reasonable expenses that you are authorised to incur whilst carrying out your duties on behalf of Amarin. You must follow the correct claims procedure and provide invoices or other evidence of payment in order to be reimbursed.

10.
Your normal hours of work shall be 35 hours per week, although Amarin expects you to work such hours and at such times as may be reasonably necessary in order for you to carry out your duties effectively. There is no entitlement to payment for overtime.

11.
You are entitled to paid holidays of 24 days per annum, excluding statutory and customary holidays. The holiday year is from 1 January to 31 December and unused holiday entitlement may not be carried forward. Holidays must be taken at times convenient to Amarin and sufficient notice of intention to take holiday must be given to accommodate the needs of the business.

12.
During working hours you shall devote all of your time, attention and skill to Amarin’s business and interests in a proper and efficient manner, and shall use your best efforts to further and promote Amarin’s business and to act loyally and faithfully to Amarin.

13.
During and after your engagement with Amarin you shall keep secret and shall not use or disclose (except as may be necessary in the course of your duties) any of Amarin’s confidential information, including (but not limited to) information relating to: Amarin’s business or that of its affiliates, associates, suppliers, customers, personnel; commercial and scientific data; strategic plans; intellectual property rights and trade secrets.

14.
Either you or Amarin may terminate your employment by the giving of at least 6 months’ prior written notice. During all or part of any period of notice, Amarin may at its absolute discretion require you not to attend any of its premises, and may require you to attend to only such duties as Amarin may specify. You agree that, during any part of any period of notice, you will not work for any other employer. Additionally, Amarin may pay a sum in lieu of such notice entitlement. In the event of involuntary termination of employment by Amarin all stock options will be vested and you will have 12 months from the date of termination to exercise such stock options.

15.
In cases of gross misconduct Amarin may terminate your engagement immediately without notice and without liability for compensation or damages. In the event of a dispute arising in respect of any such termination by Amarin this dispute will be governed by the laws of England and shall be subject to the exclusive jurisdiction of the English courts.

16.	You will commence your employment with Amarin on 18th May 2004.

17.	This offer of employment is conditional upon:

a.
receipt by the Company of two satisfactory employment references, one of which must be given by your current employer. Please provide names and addresses of two referees, who may be contacted immediately.

b.	receipt of original professional and educational qualifications (where requested);

c.	all pre-employment checks being acceptable to the Company.

You have seven days from the date of this letter to accept the offer. If you choose to accept the offer on the above terms and conditions, please sign and return the copy of this letter and both contracts to Jonathan Lamb. The contracts will be countersigned by the Company and you will be issued with a fully signed contract when you start work.

We look forward to you joining our Company and I am sure you will have a successful and challenging career with Amarin.

Signed for and on behalf of
AMARIN CORPORATION PLC

/s/RAB Stewart
RAB Stewart
Chief Executive Officer

Agreed and accepted

/s/Alan Cooke
Alan Cooke

Date: May 12, 2004